HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

June 28, 2012

Ms. Cicely LaMothe, Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2011 Filed February 22, 2012 File No. 001-11852
Dear Ms. LaMothe:
This letter is offered in response to the letter, dated June 21, 2012, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.
The Company’s responses to the Staff’s comments follow:
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Comment No. 1: “We note your disclosure of Same Store NOI in your supplemental reporting package filed on Form 8-K. Please tell us what consideration you have given to providing a same store analysis in your MD&A.”
Response: Historically, the Company has not considered net operating income ("NOI") or same store NOI to be key performance indicators and has not provided such information in its periodic filings. Due to requests received from analysts and investors, however, the Company has furnished certain same store NOI information in its supplemental reporting package.
Beginning with our Form 10-K for the year ending December 31, 2012, the Company will provide same store NOI disclosures and analyses, as well as a reconciliation of NOI to net income, in our periodic reports.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 51
Comment No. 2: “Please tell us how you determined it was appropriate to present Straight-line rent as a separate line item on the face of your income statement.”
Response: The Company presents straight-line rent separately from other rental income on its income statement due to its non-cash nature and due to the potential impact to operations that may result solely from fluctuations in straight-line rent. As a REIT, funding the payment of dividends from operating cash flows is important to users of our financial statements and we believe that presenting straight-line rent separately on the face of the income statement provides more transparency in distinguishing the Company's cash revenue from its non-cash revenue.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

Consolidated Statements of Cash Flows, page 54
Comment No. 3: “Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate, development and redevelopment activities.”
Response: While the Company's filings provide cash investment information regarding its real estate acquisitions in a separate footnote, beginning with its Form 10-K for the year ending December 31, 2012, the Company will disclose a breakdown of real estate investments between amounts paid to acquire real estate, development and redevelopment activities.

In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

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